SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*

Bradlees, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

None Issued
(CUSIP Number)

Stephen M. Schultz, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C., 551 Fifth Avenue, New York, New York 10176 Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices an Communications)

March 31, 1999
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott Associates, L.P., a Delaware Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  00

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  365,873

8        SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  365,873

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  365,873

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [  ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  3.58%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Westgate International, L.P., a Cayman Islands Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  00

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  355,500

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  355,500

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  355,500

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [  ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  3.48%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Martley International, Inc., a Delaware corporation

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  00

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  355,500

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  355,500

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  355,500

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [  ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  3.48%

14.      TYPE OF REPORTING PERSON*
                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This statement is filed pursuant to Rule 13d-2(a) with respect to the shares of common stock (the "Common Stock") of Bradlees, Inc. (the "Issuer") beneficially owned by the Reporting Persons specified herein as of April 6, 1999 and amends and supplements the Schedule 13D dated February 12, 1999, as amended on March 16, 1999 and March 23, 1999 (the "Schedule 13D"). Except as set forth herein, the Schedule 13D, as previously amended, is unmodified.

ITEM 5.  Interest in Securities of the Issuer

         (a) Elliott beneficially owns 365,873 shares of Common Stock constituting 3.58% of all of the outstanding shares of Common Stock. Elliott holds 170,212 of such shares outright and is entitled to 195,661 additional shares of Common Stock under the terms of the Plan of Reorganization in exchange for $9,783,060.31 in trade claims Elliott held against the Issuer.

         Together, in accordance with the Ownership Limitation (as described below), Westgate and Martley beneficially own 355,500 shares of Common Stock constituting 3.48% of all of the outstanding shares of Common Stock. Westgate holds 133,446 of such shares outright and is entitled to (i) 210,503 additional shares of Common Stock under the terms of the Plan of Reorganization in exchange for $10,525,168.16 in trade claims Westgate held against the Issuer, and (ii) 11,551 additional shares of Common Stock in exchange for $577,531 in trade claims pursuant to a Claims Distribution Agreement between Elliott and Lazard Freres & Co. LLC dated March 6, 1996, which Elliott subsequently assigned to Westgate.

         In addition, Westgate holds a warrant exchangeable for a maximum of 42,667 shares of Common Stock (the "Warrant"). However, in accordance with Rule 13d-4 under the Securities Exchange Act of 1934, Elliott, Westgate and Martley disclaim beneficial ownership of such 42,667 shares of Common Stock, since the amount of shares of Common Stock into which the Warrant is exchangeable is limited, pursuant to its terms, to that amount which would result in Elliott, Westgate and Martley together having beneficial ownership of Common Stock not exceeding 4.9% of all of the outstanding shares of Common Stock (the "Ownership Limitation").

         Together, in accordance with the Ownership Limitation, the Reporting Persons beneficially own a total of 721,373 shares of Common Stock constituting 7.05% of all of the outstanding shares of Common Stock.

         (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

         Westgate has the shared power with Martley to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Westgate.

         (c) The following transactions were effected by Elliott during the past sixty (60) days:

                                      Approximate Price
                     Amount of Shs.   per Share (excl.
Date     Security    Bought (Sold)    of commissions)

4/01/99  Common      (18,000)           $3.5930
4/05/99  Common      (5,600)            $3.6362

         The above transactions were effected by Elliott on NASDAQ in New York.

         The following transactions were effected by Westgate during the past sixty (60) days:

                                     Approximate Price
                    Amount of Shs.   per Share (excl.
Date    Security    Bought (Sold)    of commissions)

3/24/99  Common     (11,000)          $4.0625
3/25/99  Common      (2,500)          $4.0000
3/26/99  Common     (20,000)          $4.0000
3/29/99  Common     (10,000)          $4.0781
3/30/99  Common      (3,800)          $4.0625
3/30/99  Common     (30,000)          $4.0223
3/31/99  Common     (45,000)          $3.5972
4/01/99  Common     (18,100)          $3.5930
4/05/99  Common      (5,600)          $3.6362

         The above transactions were effected by Westgate on NASDAQ in New York.

         No other transactions were effected by either Elliott or Westgate during the past sixty (60) days that have not been previously reported.

         (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

         No person other than Westgate has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Westgate and Martley.

         (e)      Not applicable.


ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         See discussion of Claims Distribution Agreement under Item 5(a) above.

ITEM 7.  Material to be Filed as Exhibits

         Exhibit B - Claims Distribution Agreement
         Exhibit C - Assignment

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  April 6, 1999      ELLIOTT ASSOCIATES, L.P.


                                    By: /s/ Paul E. Singer
                                            Paul E. Singer
                                            General Partner


                                    WESTGATE INTERNATIONAL, L.P.

                                    By: Martley International, Inc.,
                                            as attorney-in-fact


                                            By: /s/ Paul E. Singer
                                                     Paul E. Singer
                                                     President


                                    MARTLEY INTERNATIONAL, INC.


                                    By: /s/ Paul E. Singer
                                            Paul E. Singer
                                            President

                                    Exhibit B

                          CLAIMS DISTRIBUTION AGREEMENT


                  Lazard Freres & Co. LLC, with offices at 30 Rockefeller Plaza, New York, New York 10020 ("Lazard"), for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, in an amount that represents the product of the rate (the "Purchase Rate") set forth in that certain letter dated as of even date herewith (the "Pricing Letter"), between Lazard and Elliott Associates, L.P., with offices at 712 Fifth Avenue, 36th Floor, New York, New York 10019 ("Elliott"), and the Claim Amount (as defined below), hereby agrees to pay to Elliott, its successors and assigns, amounts equal to all amounts that are distributed ("Distributions") to a holder of unsubordinated, unimpaired, allowed, general unsecured trade claims ("Allowed Claims") against Bradlees Stores, Inc. (the "Debtor"), the debtor-in-possession in the Chapter 11 proceedings for reorganization in the Bankruptcy Court for the Southern District of New York Case No. 95-42777 (the "Proceeding"), with respect to a $577,531.16 principal amount of such Allowed Claims (the "Claim Amount"). Distributions are due to Elliott at each such time as holders of actual Allowed Claims in the Proceeding generally receive distributions in connection with the Proceeding, with each such Distribution to be of the same type (i.e., cash, securities or other assets) that such a holder of such Allowed Claims in the Proceeding is entitled to receive, and made in the same manner.

                  Notwithstanding anything contained herein to the contrary, for no additional consideration, Elliott shall have the right at any time and from time to time to exchange its right to receive Distributions, as set forth in the immediately preceding paragraph, in whole or in part, for the right to acquire Allowed Claims in the Proceeding (up to a principal amount not in excess of the Claim Amount) in accordance with the annexed Assignment of Claims Agreement, annexed hereto as Exhibit A. At such time as an exchange is to take place, Exhibit A shall be completed, including (i) the insertion of the Principal Amount (as defined therein), (ii) dating Exhibit A, and (iii) the completion of Schedules A and B (annexed thereto) setting forth the names of all underlying creditors and the amount of each Allowed Claim. Elliott may exercise its right to acquire the Allowed Claims by completing two copies of Exhibit A (except for Schedules A and B thereto), executing both copies of Exhibit A, marking both copies as "one of two duplicate originals", and delivering both copies to Lazard. Lazard shall promptly execute both copies, complete and annex Schedules A and B to both copies of Exhibit A, and return one fully executed version of Exhibit A to Elliott. The Claim Amount under this Agreement shall be deemed reduced, dollar for dollar, by the amount inserted as the Principal Amount in Exhibit A upon the closing of that agreement.

                  Elliott shall have the right, in all cases and situations, to direct the voting of Lazard with respect to Allowed Claims in the amount of the Claim Amount.

                  This Agreement shall be governed in all respects, including its validity, interpretation and effect, by the laws of the State of New York, without giving effect to the principles of conflict of laws thereof. Lazard and Elliott irrevocably submit to the jurisdiction of the state courts of the State of New York and the jurisdiction of the United States District Court for the Southern District of New York, in each case located in New York, New York, for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement or the subject matter hereof; hereby agree that such courts shall have exclusive jurisdiction with respect to any such suit, action or other proceeding; and hereby consent to service of process by certified mail at the address to which notices are to be given pursuant to this Agreement (which shall constitute "personal service").

                  All notices and other communications under, or relating to, this Agreement shall be in writing and shall be sufficient if served personally, or sent by registered or certified mail, postage prepaid, addressed to the relevant party at the address set forth above. Any party may change the address to which notice or other communications to it are to be delivered or mailed by written notice to the other party.

                  This Agreement, together with the Pricing Letter and the Exhibit hereto, constitute the entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements, representations, warranties and understandings of the parties, whether oral or written, express or implied, as to the subject matter hereof. There are no warranties, representations, agreements or other understandings between the parties except as expressly set forth herein. No supplement, modification or amendment of this Agreement or waiver of any provision of this Agreement shall be binding unless executed in writing by each party. The rights and obligations of any party pursuant hereto may not be assigned by such party to any other person or entity without the prior consent of the other party, which consent shall not be unreasonably withheld. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

                  Lazard agrees that Elliott may sell, transfer or assign its right, title and interest under this Agreement upon written notice without restriction, except that the right of Elliott to direct Lazard to vote may not be freely sold, transferred or assigned without Lazard's prior written consent, which consent shall not be unreasonably withheld or delayed.

                  IN WITNESS WHEREOF, Lazard and Elliott have each caused this Agreement to be executed as of March __, 1996, by their duly authorized representatives.

ELLIOTT ASSOCIATES, L.P.   LAZARD FRERES & CO. LLC

/s/ Paul E. Singer                  /s/ John V. Doyle
General Partner                     Managing Director

                                    Exhibit C

                                   ASSIGNMENT

         Elliott Associates, L.P., with offices at 712 Fifth Avenue, 36th Floor, New York, New York 10019 ("Assignor"), for good and valuable consideration, set forth in the Purchase Rate Letter of even date herewith, does hereby absolutely and unconditionally sell, transfer, convey and assign unto Westgate International, L.P., with offices c/o Midland Bank Trust Corporation (Cayman)
Limited, Mary Street, Grand Cayman, Cayman Islands, British West Indies ("Assignee"), all of Assignor's rights, title and interest in and under a certain Claims Distribution Agreement dated March 6, 1996, between Lazard Freres & Co., L.L.C. and Assignor, in the principal amount of $577,531.16 related to claims against Bradlees Stores, Inc., together with interest, if any, in the United States Bankruptcy Court, Southern District of New York, or any other court with jurisdiction over the proceedings, administered as Case No. 95-B-42777 (JLG).

         IN WITNESS WHEREOF, the Undersigned have duly executed this Assignment as of the 19 day of September, 1996

ASSIGNOR:                                   ASSIGNEE:

ELLIOTT ASOCIATES, L.P.             WESTGATE INTERNATIONAL, L.P.

/s/ Paul Singer                     By: Martley International,
General Partner                         Inc., Attorney In Fact

                                     /s/ Paul Singer
                                         President

ACCEPTED AND AGREED:

LAZARD FRERES & CO., L.L.C.

/s/